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                                                                       Exhibit 2
                       [Leshner Financial/Midwest Group]

                               December 29, 1992


Mr. Kenneth Binning, Director
Bank Holding Company and International Regulation
Federal Reserve Bank of San Francisco
101 Market Street
San Francisco, CA  94105

               Re:  Professional Bancorp, Inc., Santa
                    Monica, California - Private Placement

Dear Mr. Binning:

     As you are aware, Leshner Financial Services, Inc. ("LFS"), a registered broker-dealer and registered investment adviser, is acting as placement agent in a private placement ("Private Placement") of at least 300,000 shares of common stock of Professional Bancorp, Inc., Santa Monica, California ("Bancorp"), a registered bank holding company that owns 100 percent of the voting shares of First Professional Bank, N.A., Santa Monica, California ("Bank"). I am the President of LFS. As part of the consideration for entering into and completing the Private Placement, I will receive warrants ("Warrants") for 100,000 voting shares of Bancorp. Assuming that the minimum number of shares is sold, the exercise of the Warrants would amount to 7.49% of the voting shares of Bancorp. However, the Warrants may not be exercised until at least 2 years after the closing of the Private Placement and neither the Warrants nor the shares issued pursuant to the exercise of the Warrants could be sold by me without first being offered to Bancorp for redemption or purchase.

     The terms of the Private Placement are described in more detail in the letter to you from Robert E. Mannion of Arnold & Porter, dated October 19, 1992 ("October Letter"). A copy of the October Letter is attached to this letter./1/ The October Letter requests confirmation that consummation of the Private Placement would not result in LFS or myself acquiring control of Bancorp for purposes of the Change in Bank Control Act ("CBCA") or in LFS becoming a bank holding company under the Bank Holding Company Act ("BHCA"). The October Letter also sets forth a list of proposed commitments from LFS and myself and states that these commitments will be furnished to you prior to the closing of the Private Placement in the form of a letter signed by me on my own behalf and as an executive officer of LFS.

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/1/  On December 17, 1992, Mr. Mannion wrote to inform you that the minimum offering of shares had been reduced from 500,000, as described in the October Letter, to 300,000. Mr. Mannion stated that this reduction should not have any legal or regulatory consequences. I understand that Arnold & Porter attorneys have spoken with you and Mr. Kenneth M. Kinoshita and that you and Mr. Kinoshita have confirmed this conclusion.
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Mr. Kenneth Binning
December 29, 1992
Page 2

     In a letter dated October 22, 1992, you provided the requested confirmation. Accordingly, in connection with the contemplated closing of the Private Placement on or prior to December 31, 1992, I hereby commit, on my own behalf and as the President of LFS, that LFS and I will not:

     (1) exercise or attempt to exercise a controlling influence over the management, or policies of Bancorp or any subsidiary of Bancorp;

     (2) have or seek to have any employees or representatives serve as an officer, agent, or employee of Bancorp or any subsidiary of Bancorp;

     (3) take any action causing Bancorp or any subsidiary of Bancorp to become subsidiaries of LFS;

     (4) acquire or retain share that would cause the combined interests of LFS and its officers, directors and affiliates to equal or exceed 10 percent of the outstanding voting shares of Bancorp;

     (5) propose a director or slate of directors in opposition to a nominee or slate of nominees proposed by the management or board of directors of Bancorp;

     (6) attempt to influence the dividend policies or practices of Bancorp or any subsidiary of Bancorp;

     (7) solicit or participate in soliciting proxies with respect to any matter presented to the shareholders of Bancorp;

     (8) attempt to influence the loan and credit decisions or policies of Bancorp or any subsidiary of Bancorp, the pricing of services, any personnel decision, the location of any offices, branching, the hours of operation, or similar activities of Bancorp and or any subsidiary of Bancorp;

     (9) dispose or threaten to dispose of shares of Bancorp in any manner as a condition of specific action or non-action of Bancorp;

     (10) enter into any banking or non-banking transaction with Bancorp or any subsidiary of Bancorp, except that LFS and its affiliates may establish and maintain deposit accounts with the Bank, provided that the aggregate balances of all such accounts
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Mr. Kenneth Binning
December 29, 1992
Page 3

           do not exceed $500,000 and that the accounts are maintained on substantially the same terms as those prevailing for comparable accounts of persons unaffiliated with Bancorp; and

     (11) seek or accept representation on the board of directors of Bancorp or any subsidiary of Bancorp.

     In addition, int he case of LFS customers with discretionary accounts that would otherwise confer both voting rights and buy-sell discretion on LFS or me, LFS hereby commits that it will enter into agreements with such customers provided that neither LFS or I will exercise either voting rights or buy-sell discretion with respect to Bancorp shares held in such accounts and that it should be the customers' right and responsibility to make such decisions as to voting and purchase or sale of such shares.

     In making the above commitments, I understand that the 10-percent share limitation applies in the aggregate to LFS, me and any other officer, director, employee or agent of LFS and that only immediately exercisable warrants and options held by LFS, me, and any other officer, director, employee or agent of LFS shall be treated as if they had already been exercised.

     If you have any questions with regard to the commitments set forth above, please call me. Thank you for your cooperation in this matter.

                                Very truly yours,

                                /s/ ROBERT H. LESHNER

                                ROBERT H. LESHNER

cc:  Kenneth M. Kinoshita, Esq.
     General Counsel
     Federal Reserve Bank of San Francisco

     Robert E. Mannion, Esq.
     Counsel for Leshner Financial Services, Inc.

     Jeffrey M. Bucher, Esq.
     Counsel for Professional Bancorp, Inc.

     James R. Cummins, Esq.
     Counsel for Leshner Financial Services, Inc.